UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No.  __ )
Under the Securities Exchange Act of 1934

XXX ACQUISITION CORP.
(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE PER SHARE
(Title of Class of Securities)

98386G102
(CUSIP Number)

Fox Law Offices, P.A.
61 Knickerbocker Lane
Peaks Island, ME 04108
Tel:  207-766-0944
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 31, 2011
(Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 876765 108

	1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person	Michael D. Long
	2	Check Appropriate Box if a Member of a Group	(a) [ ] (b) [ x ]
	3	SEC Use Only
	4	Source of Funds	OO
	5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]
	6	Citizenship of Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	2,500,000 Shares
	8	Shared Voting Power	0 Shares
	9	Sole Dispositive Power	2,500,000 Shares
	10	Shared Dispositive Power	0 Shares
	11	Aggregate Amount Beneficially Owned By Each Reporting Person	2,500,000 Shares
	12	Check box if the aggregate Amount in Row (11) Excludes Certain Shares
	13	Percent of Class Represented Amount in Row (11)	43.1%
	14	Type of Reporting Person	IN

Item 1.  Security and Issuer.

The title of the class of equity securities to which this statement relates is the common stock, $0.001 par value per share  (the “Common Stock”), of XXX Acquisition Corp., a Nevada corporation (the “Company”).  The principal executive offices of the Company are located at 6400 Richmond Avenue, Houston, Texas 77057.

Item 2.  Identity and Background.

(a)           Michael D. Long.

(b)	The business address of Mr. Long is c/o Night Culture, Inc., 6400 Richmond Avenue, Houston, Texas 77057.

(c)
Principal Occupation:  President, Chief Executive Officer and Chairman of Night Culture, Inc., which produces, markets and sells tickets to, and merchandise at, live concerts, primarily in the Electronic Dance Music genre.

(d)	Mr. Long has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years Mr. Long has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and Mr. Long has not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Long is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

On July 31, 2011 the Company entered into a share exchange agreement with Night Culture, Inc. a Texas corporation. Under terms of the agreement the Company issued 2,500,000 shares to each of Mr. Long and Surain Adyanthaya, the two shareholders of Night Culture, in exchange for all the outstanding shares of Night Culture which was 100,000,000 shares.  Under this agreement Night Culture became a wholly owned subsidiary of the Company.  In addition, the officer of the Company resigned and was replaced by Mr. Long who was appointed as Chief Executive Officer and he was also appointed to the board of directors of the Company.

Item 4.  Purpose of Transaction.

As a result of Mr. Long’s acquisition of the Common Stock of the Company, he is a controlling stockholder of the Company.  Mr. Long’s share exchange transaction with the Company was made to acquire control of the Company.  A further description of the acquisition of the shares of Common Stock by Mr. Long can be found in the Company’s Current Report on Form 8-K, dated July 31, 2011, filed on August 4, 2011 (the “August Form 8-K”), which is incorporated by reference herein.

In connection with the acquisition of Common Stock from the Company as disclosed in the August Form 8-K, the Company's then-current officer resigned effective with the closing and concurrently appointed Mr. Long as Chief Executive Officer as well as a director.

Other than as described or incorporated above from the August Form 8-K, Mr. Long currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although Mr. Long reserves the right to develop such plans.   Specifically, but without limiting the generality of the foregoing, Mr. Long expects to change the focus of the Company’s business plan to a different industry.

Item 5.  Interest in Securities of the Issuer.

(a) – (b) As of July 31, 2011, Mr. Long is the beneficial owner of 2,500,000 shares of Common Stock.  Mr. Long has the sole voting and dispositive power over those shares.

(c)           Other than as set forth in this Item 5(a)-(b) and elsewhere in this Schedule 13D, (1) Mr. Long does not beneficially own any shares of Common Stock of the Company, and (2) there have been no transactions in the shares of Common Stock of the Company effected during the past 60 days by Mr. Long.

(d) Not applicable.

(e) Not applicable

  Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Long and any other person with respect to any shares of Common Stock of the Company, including, but not limited to, transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Materials to be Filed as Exhibits.

Exhibit 1
Share Exchange Agreement, dated as of July 31, 2011, by and among by and among the Company, Night Culture, Inc., Mr. Long and Surain Adyanthaya, filed as Exhibit 10.1 to the August Form 8-K and incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 10, 2011

/s/ Michael D. Long Michael D. Long